EXHIBIT E

                 CERTAIN INFORMATION REGARDING THE STOCKHOLDERS

         To the knowledge of Royal Bank, (i) the Thomas H. Lee Equity Fund III., L.P. is a Delaware limited partnership engaged in investment services, and its principal business address is c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109; and (ii) the Thomas H. Lee Foreign Fund III, L.P. is a Delaware limited partnership engaged in investment services, and its principal business address is c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, MA 02109.

         To the best of Royal Bank's knowledge, which is based in part on the information in the Schedule 13D filed by the Stockholders with the Securities and Exchange Commission on February 3, 1998 with respect to the common stock of Fisher Scientific International, none of the Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.